EXHIBIT 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Tenth Meeting of the Seventh Session of the

Board of Directors of China Life Insurance Company Limited

The tenth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on March 24, 2022 in Beijing by means of video conference. The directors were notified of the Meeting by way of a written notice dated March 10, 2022. All of the Company’s nine directors attended the Meeting. Su Hengxuan, Li Mingguang and Huang Xiumei, executive directors of the Company, Yuan Changqing and Wang Junhui, non-executive director of the Company, attended the Meeting in person. Tang Xin, Leung-Oi-Sie Elsie, Lam Chi Kuen and Zhai Haitao, independent directors of the Company, attended the Meeting by way of video conference. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Su Hengxuan, executive director of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the Annual Financial Reports for the year ended December 31, 2021

After review and discussion, the Board approved the proposal, which includes the 2021 Annual Financial Statements prepared in accordance with PRC GAAP, the 2021 Financial Statements prepared in accordance with IFRS, the 2021 Report on Participating Insurance Products, the 2021 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2021 Report on Changes in Accounting Estimates. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2021 Annual Shareholders’ Meeting for approval. For details of the changes in accounting estimates for 2021, please refer to relevant announcement published by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2021

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

3.	Proposal on the 2021 Plan of Dividend Distribution to Policyholders of Participating Insurance Products

Voting result: 9 for, 0 against, with no abstention

4.	Proposal on the Compensation for the Directors and Supervisors

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the 2021 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

5.	Proposal on the Compensation for the Senior Management

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 9 for, 0 against, with no abstention

6.	Proposal on 2021 Compensation Standards for the Senior Management

Voting result: 9 for, 0 against, with no abstention

7.	Proposal on Amendments to the Administration Measures for Compensation of the Directors, Supervisors and Senior Management

Voting result: 9 for, 0 against, with no abstention

8.	Proposal on the Report of the Board for the Year of 2021

The Board agreed to submit the report to the 2021 Annual Shareholders’ Meeting for approval.

Voting result: 9 for, 0 against, with no abstention

9.	Proposal on the Report on the Performance of Committees of the Board in 2021

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

10.	Proposal on the Report on the Performance of Independent Directors in 2021

The Board agreed to submit the report to the 2021 Annual Shareholders’ Meeting for review. For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Commission File Number 001-31914

Voting result: 9 for, 0 against, with no abstention

11.	Proposal on the Profit Distribution Plan for the Year of 2021

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the 2021 Annual Shareholders’ Meeting for approval. For details of the Profit Distribution Plan for the Year of 2021, please refer to a separate announcement filed on the same date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

12.	Proposal on Convening the 2021 Annual Shareholders’ Meeting

Notice of the 2021 Annual Shareholders’ Meeting will be published separately.

Voting result: 9 for, 0 against, with no abstention

13.	Proposal on the Business Plan of the Company for the Years of 2022-2024

Voting result: 9 for, 0 against, with no abstention

14.	Proposal on the Assessment Report of the Company on the Outline of the Fourteenth Five-Year Development Plan of the Company for the Year of 2021

Voting result: 9 for, 0 against, with no abstention

15.	Proposal on the Solvency Report of the Company for the Year of 2021

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

16.	Proposal on Building the Investment Management Capability of the Company

Voting result: 9 for, 0 against, with no abstention

17.	Proposal on Entrusting China Life Asset Management Company Limited to Conduct Security Lending Business in China

Voting result: 9 for, 0 against, with no abstention

18.	Proposal on the 2021 Overview Report of Related Party Transactions of the Company

Voting result: 9 for, 0 against, with no abstention

19.	Proposal on the 2021 Compliance Report of the Company

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

20.	Proposal on the Company’s 2021 Report on Protection of Consumers Rights

Voting result: 9 for, 0 against, with no abstention

21.	Proposal on 2021 Environmental, Social and Governance & Social Responsibility Report of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

22.	Proposal on the 2021 Reputational Risk Management Report of the Company

Voting result: 9 for, 0 against, with no abstention

23.	Proposal on the Overall Risk Management Report for the year of 2021

Voting result: 9 for, 0 against, with no abstention

24.	Proposal on the 2021 Assessment Report on Internal Control (A Shares) of the Company

For details, please refer to relevant information announced by the Company on the date of this announcement on the website of the Shanghai Stock Exchange (www.sse.com.cn).

Voting result: 9 for, 0 against, with no abstention

25.	Proposal on the Risk Preference Statement of the Company for the Year of 2022

Voting result: 9 for, 0 against, with no abstention

26.	Proposal on the Report on 2021 Anti-Money Laundering Work Summary and Work Plan for 2022

Voting result: 9 for, 0 against, with no abstention

27.	Proposal on the 2021 Audit Report on Anti-Money Laundering

Voting result: 9 for, 0 against, with no abstention

28.	Proposal on the Internal Audit Work of the Company for the Year of 2021

Voting result: 9 for, 0 against, with no abstention

29.	Proposal on the Audit Report on Related Party Transactions of the Company for the Year of 2021

Voting result: 9 for, 0 against, with no abstention

30.	Proposal on the Amendments to the Company’s Overall Risk Management Rules, Insurance Risk Management Measures and Other Five Risk Management Rules

Commission File Number 001-31914

Voting result: 9 for, 0 against, with no abstention

31.	Proposal on the Amendments to the Management Measures of the Company’s Risk Preference System

Voting result: 9 for, 0 against, with no abstention

Please see notice and materials for the 2021 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2021 Annual Shareholders’ Meeting for approval and review.

Board of Directors of China Life Insurance Company Limited

March 24, 2022